Form N-8F


I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ] Merger         [X]  Liquidation

     [ ]  Abandonment  of  Registration  (Note:  Abandonments   of  Registration
          answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Franklin Street Core Equity Fund (a series of FSP Investment Trust)

3.   Securities and Exchange Commission File No.: 811-10611.

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed From
     N-8F?

     [X]  Initial Application           [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

        116 South Franklin Street
        Post Office Box 69
        Rocky Mount, NC 27802-0069

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        Peter J. Shea, Esq.
        Parker,  Poe, Adams & Bernstein LLP
        Three  Wachovia Center
        401 South Tryon Street
        Suite 3000
        Charlotte, NC 28202
        704-335-9054

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7.   Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        Fund Administrator:        The Nottingham Company
                                   116 South Franklin Street
                                   Post Office Box 69
                                   Rocky Mount, NC 27802-0069
                                   252-972-9922
                                   Attn.:  Julian G. Winters

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

        [X] Management  company;

        [ ] Unit investment trust; or

        [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

        [X] Open-end            [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

        Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        Franklin Street Advisors, Inc.
        1450 Raleigh Road, Suite 300
        Chapel Hill, North Carolina  27517
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12.  Provide  the name and  address of each  principal  underwriter  of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        Capital Investment Group, Inc.
        Post Office Box 32249
        Raleigh, North Carolina 27622

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]   Yes          [X]   No

     If Yes, for each UIT state:
          Name(s):

          File No.: 811-_____
          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]   Yes     [ ]   No

          If Yes, state the date on which the board vote took place:

          February 12, 2003

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ]   Yes     [X]   No

          If Yes, state the date on which the shareholder vote took place:
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          If No, explain:  Shareholder approval not required pursuant to the
                           Trust's Trust Instrument.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        [X]   Yes       [ ]   No

(a)  If Yes, list the date(s) on which the fund made those distributions:

        February 25-26, 2003

(b)  Were the distributions made on the basis of net assets?

        [X]   Yes       [ ]   No

(c)  Were the distributions made pro rata based on share ownership?

        [X]   Yes       [ ]   No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

(e)  Liquidations only:
     Were any distributions to shareholders made in kind?

        [ ]   Yes       [X]   No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

        [ ]   Yes       [ ]   No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

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18.  Has the fund distributed all of its assets to the fund's shareholders?

        [ ]   Yes       [X]   No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

        None. See answer to question 19 below.

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        [X]   Yes       [ ]   No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

     The Fund is waiting to receive some outstanding interest and dividends. To the extent the Fund receives such interest and dividends, the Fund intends to distribute such interest and dividends to the former shareholder(s) who are entitled to such interest and dividends upon the Fund's receipt of such interest and dividends.

III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

     [ ]   Yes       [X]   No

        If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]   Yes     [ ]   No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [X]   Yes          [ ]   No
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     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     There are no other current liabilities.  However, prior to its dissolution,
     the  Fund  may  incur  additional  accounting,   tax,  legal,  and  similar
     miscellaneous expenses.

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

     Using a reserve set aside by the Fund's investment advisor to meet those obligations. The investment advisor has paid and will pay any debts or liabilities that the Fund incurs with its liquidation and deregistration.

IV.  Information About Event(s) Leading to Request for Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

           (i) Legal expenses: $8,000 (Estimate)

          (ii) Accounting expenses: $0 (Estimate)

         (iii) Other expenses (list and identify separately):

               Administrator cancellation fees: $15,000
               Shareholder servicing: $100 (Estimate)
               Transfer Agent cancellation fees: $4,500
               Custodian fees: $800 (Estimate)
               Trustee meeting expenses: $2,300 (Estimate)
               Filing and deregistration fees: $500 (Estimate)
               Miscellaneous (photocopying, postage, etc.): $500 (Estimate)

          (iv) Total expenses (sum of lines (i)-(iii) above): $31,700 (Estimate)

(b)  How were those expenses allocated?

     To the extent these expenses have already been paid, they have been allocated to the Fund. Any expenses not already paid will be allocated to the reserve set aside by the investment advisor to be paid by the investment advisor.

(c)  Who paid those expenses?

     The Fund has paid expenses designated under the Fund's expense limitation agreement with the investment advisor. For all expenses in excess of that expense limitation agreement, the Fund's investment advisor will pay (see
     Item 21(b) above).

(d)  How did the fund pay for unamortized expenses (if any)? N/A


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23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]   Yes          [X]   No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative processing?

     [ ]   Yes          [X]   No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]   Yes          [X]   No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger: N/A

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: N/A

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

The undersigned states (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Franklin Street Core Equity Fund, a series of FSP Investment Trust, (ii) he or she is the Secretary of FSP Investment Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                   (Signature)


                             /s/ C. Frank Watson III
                          ----------------------------
                               C. Frank Watson III
                        Secretary, FSP Investment Trust